Page 1
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                     for the period ended March 31, 2000


                               BP AMOCO P.L.C.
               (Translation of registrant's name into English)


        BRITANNIC  HOUSE, 1 FINSBURY CIRCUS,  LONDON, EC2M 7BA, ENGLAND
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  x      Form 40-F
                           --------------     --------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No   x
                           --------------     --------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                       BP AMOCO P.L.C. AND SUBSIDIARIES

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - MARCH 2000

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
TOTAL REPLACEMENT COST OPERATING PROFIT          - $m       3,961         1,246
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL ITEMS - $m       2,677           677
REPLACEMENT COST PROFIT FOR THE PERIOD           - $m       2,553          (183)
HISTORICAL COST PROFIT FOR THE PERIOD            - $m       3,085          (176)
PROFIT PER ORDINARY SHARE (a)                    - cents    15.88         (0.91)
DIVIDENDS PER ORDINARY SHARE (a)                 - cents      5.0           5.0

 (a) Amounts for the three months ended March 31, 1999 have been restated for the 2 for 1 share split on October 4, 1999.

 For further information on replacement cost profit see Note 5 of Notes to Consolidated Financial Statements.

The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 1999 included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999. Comparative figures for the three months ended March 31, 1999 have been restated to reflect the creation of the Gas and Power business stream, which is reported separately from January 1, 2000.

The Gas and Power business stream is responsible for BP Amoco's world-wide gas marketing activities and all business development opportunities in natural gas, including gas-fired power generation. The Gas and Power stream has responsibility for the shareholding in Ruhrgas, BP Amoco's existing gas marketing and trading operations in the UK and North America, and world-wide power development activities. Gas and Power has established business development operations in Latin America, the Mediterranean, the Caspian region, the Middle East, Northern Europe, China and the Asia-Pacific region.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $2,677 million for the three months ended March 31, 2000, compared with $677 million for the equivalent period of 1999. These results included net special charges of $40 million ($30 million after tax) for the three months ended March 31, 2000, and $114 million ($84 million after tax) for the equivalent period of 1999. The special charges for the three months ended March 31, 2000 related to the settlement of a lawsuit and damage incurred to an aircraft; those of the corresponding period of 1999 related to integration costs following the BP/Amoco merger. After excluding these special charges, the profit of $2,707 million for the three months ended March 31, 2000 represented an increase of 256% over the comparable result for 1999. This increase reflected stronger oil and gas prices and improved refining margins, along with continued performance improvements in all our businesses. Compared with the first quarter of 1999, lower cash costs contributed around $280 million before tax. The cost reduction related to distribution and marketing expenses and operating expenses included in replacement cost of sales. In addition, there were other performance improvements arising from an improved mix of sales.

The historical cost profit for the three months ended March 31, 2000 was $3,085 million including inventory holding gains of $532 million. For the equivalent period of 1999 there was a loss of $176 million including inventory holding gains of $7 million. The results for the first quarter of 2000 included net exceptional losses of $157 million ($124 million after tax) in respect of net losses on the sale of fixed assets and businesses and termination of operations; those for the comparable period of 1999 included net exceptional losses of $1,058 million ($860 million after tax) for restructuring costs and net profits on the sale of fixed assets and businesses and termination of operations.

Page 3
                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS - CONTINUED

Net taxation, other than production taxes, charged for the three months ended March 31, 2000 was $887 million compared with $56 million in the equivalent period last year. This included a tax credit of $33 million in respect of exceptional items compared with $198 million for the first quarter of 1999. The effective tax rate on replacement cost profit before exceptional items was 25% for the three months ended March 31, 2000 compared with 27% for the equivalent period of 1999, mainly reflecting increased utilization of Nonconventional Fuels (Section 29) tax credits in the USA. These are tax credits relating to the production and sale of certain quantities of coalbed methane and other gases. Utilization of such credits is governed by certain restrictions. No such credits were able to be used in 1999.

Net cash outflow for the three months ended March 31, 2000 was $766 million, compared with $1,153 million for the equivalent period of 1999. The reduction in cash outflow reflects improved operating cash flow, largely offset by higher payments for capital expenditures and acquisitions and higher tax and dividend payments.

Capital expenditure for the three months ended March 31, 2000 was $2.5 billion, an increase of $1.0 billion compared with the same period in the previous year. Capital expenditure for the first quarter of 2000 included $869 million for the purchase of some 19.5% of Burmah Castrol plc's (Burmah Castrol) issued ordinary share capital.

Net debt at the quarter end was $13.6 billion. The ratio of net debt to net debt plus equity was 23% compared with 23% at December 31, 1999 and 25% at March 31, 1999. Interest expense for the three months ended March 31, 2000 was $296 million compared with $304 million in the equivalent period of 1999.

The return on average capital employed for the three months ended March 31, 2000, based on replacement cost profit before exceptional items and after adding back interest expense and minority shareholders' interest, was 20% compared with 7% for the equivalent period of 1999. After adjusting to exclude special items, and after adding back interest and minority shareholders' interest the return on average capital employed was 21% for the first quarter of 2000 and 8% for the first quarter of 1999.

BP Amoco  p.l.c.  announced a first  quarterly  dividend for 2000 of 5 cents per
Ordinary Share. Holders of Ordinary Shares will receive 3.220 pence per share and holders of American Depositary Receipts (ADRs) $0.30 per ADS share. The dividend is payable on June 12, 2000 to shareholders on the register on May 19, 2000. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on June 12, 2000.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - CONTINUED

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
TOTAL REPLACEMENT COST OPERATING PROFIT       - $m          3,203           750
RESULTS INCLUDED:
Exploration expense                           - $m            131           172
KEY STATISTICS:
Average prices       : Crude oil              - $/bbl       25.59         10.45
realized by BP Amoco
                     : Natural gas            - $/mcf        2.18           1.8
Crude oil production (net of royalties)       - mb/d        1,981         2,099
Natural gas production (net of royalties)     - mmcf/d      6,309         6,072
Total production (net of royalties) (a)       - mboe/d      3,069         3,146

(a) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(b) Further operating information is shown on page 16.

Exploration and Production's replacement cost operating profit for the first three months of 2000 was $3,203 million. The adjusted result was $3,227 million after adjusting for a special charge of $24 million. Average oil realizations increased compared with a year ago by around $14 a barrel and natural gas realizations by 38 cents/mcf. There were also benefits from cost savings and lower exploration expense. Lower crude oil volumes reflected the effect of divestments and the decline in mature fields in Alaska. Natural gas volumes increased 4%, compared with the equivalent period of 1999, with additional production from Trinidad.

The adjusted result represented an increase of 23% over the adjusted profit of $2,676 million for the fourth quarter of 1999. The stronger oil price was again a significant factor with realizations up almost $3 a barrel. Natural gas realizations were at a similar level while cash costs were lower. These factors more than offset the effect of slightly lower crude oil volumes and lower gas volumes primarily in Trinidad, where domestic supply was affected by a plant shut-in.

In February 2000, BP Amoco and the Algerian state-owned company, Sonatrach, announced the go-ahead for the development of a $2.5-billion complex of seven gas fields in central Algeria (BP Amoco 65%). First deliveries from the seven In Salah fields are expected in 2003.

In March 2000, BP Amoco (64%) and Shell Exploration & Production Company (Shell) announced the sale of their interests in Altura Energy, a US onshore oil-producing joint venture. The transaction, with a total value for BP Amoco and Shell together, amounted to $3.6 billion and closed in April, 2000. The transaction is expected to result in an estimated profit after tax of approximately $300 million for BP Amoco to be recognized in 2000.

During the quarter we announced a further successful gas condensate well in the Shah Deniz field (BP Amoco 25.5% and operator), offshore Azerbaijan. The well was drilled six kilometres to the south of the discovery SDX-1, which was announced last year. A discovery was also made offshore Angola at the Jasmim-1 well in Block 17 (BP Amoco 16.7%). In addition, on the Australian North West Shelf, there were discoveries at the Urania-1 well and the Maenad-1A well (both BP Amoco 12.5%).

                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS - CONTINUED

GAS AND POWER

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
TOTAL REPLACEMENT COST OPERATING PROFIT         - $m           52            68
Euro/US$                                                     1.01          0.89


Plans were announced in September 1999 to draw together BP Amoco's existing activity in the areas of gas and power marketing and trading. This created a Gas and Power business stream which is reported separately from January 1, 2000. The new stream is responsible for BP Amoco's world-wide gas marketing activities and all business development opportunities in natural gas, including gas-fired power generation.

Replacement cost operating profit for the first three months of 2000 was $52 million compared with $68 million a year ago, and represented a slight increase on the previous quarter's result of $48 million. The reduction compared to the equivalent quarter of last year was largely attributable to expenditure on building up gas marketing operations and exchange rate movements with respect to Ruhrgas income. The euro declined in average value from euro 0.89 per US$ in the first three months of 1999 to 1.01 per US$ in the first three months of 2000.

In February 2000, progress on the development of the future market for Trinidad & Tobago LNG was made when BP Amoco was selected by the government of Brazil to participate in a power generation programme, to meet Brazil's growing electricity needs. Also in February, plans for natural gas business development in Turkey were accelerated with the announcement of the discovery in Azerbaijan. In addition, the go-ahead for the development of natural gas fields in Algeria will underpin plans for development of business into Southern Europe. In March, BP Amoco issued tenders for the construction and purchase of two LNG ships with options for further vessels.

Progress in natural gas marketing was made in Spain, China and North America. BP Amoco became the first non-Spanish company to be awarded marketer status and, in March, was the first to agree sales to business customers in the recently deregulated Spanish market. In China plans were announced to form a gas marketing joint venture with PetroChina. In North America BP Amoco announced an investment in Altra, a leading e-commerce energy exchange, as part of the company's strategy to increase its web trading presence.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS - CONTINUED

REFINING AND MARKETING

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
TOTAL REPLACEMENT COST OPERATING PROFIT            - $m       674           346
BP Amoco average indicative global refining margin - $/bbl   2.45          0.82
Refinery throughputs                               - mb/d   2,438         2,494
Marketing sales                                    - mb/d   3,112         3,141

(a)   Further operating information is shown on page 16.

Replacement cost operating profit for the first three months of 2000 was $674 million, an increase of 86% on the equivalent period of 1999, after adjusting for special charges of $17 million in 1999. The higher operating profit reflects the improved refining margins experienced during the latter part of the quarter, mainly in the USA. Improved operating performance, lower costs and yield management contributed to improvements in operating profits in both refining and marketing. The result represented an increase of 45% over the adjusted profit of $464 million for the fourth quarter of 1999 with stronger refining margins again a significant factor.

In refining, although overall the environment was improved, weaker margin conditions at the start of the quarter led to slightly lower throughputs overall. In marketing, rising crude and product prices led to tighter margins, in both the retail and commercial sectors.

On March 14, 2000 it was announced that BP Amoco had agreed to buy Burmah Castrol for approximately $4.7 billion ((pound)3 billion) through a recommended cash offer of (pound)16.75 per share. Following the acquisition, Castrol would become BP Amoco's leading lubricants brand, with its products made available both through BP Amoco's 28,000 retail sites and to our automotive, industrial and marine customers around the world. The offer is conditional on Burmah Castrol shareholder approval and regulatory clearance from the European Commission, the US Federal Trade Commission, and other regulatory authorities. On April 7, 2000 the US Federal Trade Commission cleared the purchase. As at May 30, 2000 BP Amoco had purchased some 19.5% of Burmah Castrol's issued ordinary share capital at a cost of $869 million.

During the quarter, plans were announced to form a retail joint venture with PetroChina in China. In addition, there was further progress on our clean fuels initiatives, including the announcement of the offering of low sulphur gasoline nationally across the UK and in the Detroit metropolitan area in the United
States. In addition the Ford Motor Company also announced that BP Amoco's cleaner fuels would be used as a factory fill for new premium-gasoline-fuelled Ford Motor Company vehicles from assembly lines in markets where the low-sulphur fuel is available.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS - CONTINUED

CHEMICALS

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
TOTAL REPLACEMENT COST OPERATING PROFIT          - $m         259           206
Chemicals Indicator Margin*                      - ($/te)     119           112
Production volumes                               - kte      5,703         5,143

* The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP Amoco's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibers, Plastic
     Fabrications, poly alpha-olefins, anhydrides, Engineering Polymers and Carbon Fibers, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

Chemicals' replacement cost operating profit for the first three months of 2000 was $259 million. Compared with the profit of $217 million for equivalent period of 1999, after adjusting for special charges of $11 million, the result for the first three months of 2000 benefited from cost reductions and volume improvements. The result for the first three months of 2000 was similar to the profit of $266 million, after adjusting for special charges of $127 million, for the fourth quarter of 1999. The benefit of cost control efforts offset environmental deterioration caused by the continued weakness of the euro and feedstock increases early in the first quarter of 2000.

Chemicals production was 5,703 ktes in the first quarter of 2000. Compared with the first three months of 1999 this was an 11% increase, reflecting higher reliability and utilization across the business, and new plant capacity added in 1999 at the Feluy linear alpha-olefins, Chocolate Bayou polypropylene, Geel PTA and Yaraco acetic acid operations. The production for the three months ended March 31, 2000 was at a similar level to the record production of 5,716 ktes achieved in the fourth quarter of 1999.

During the first quarter of 2000, BP Amoco signed letters of intent with key suppliers for our joint venture development with SINOPEC of a $2.5-billion ethylene complex in Shanghai, China. Also, BP Amoco purchased an equity interest in ChemConnect, an internet on-line exchange for trading chemicals and plastics.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS - CONTINUED

OTHER BUSINESSES AND CORPORATE

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999

REPLACEMENT COST OPERATING LOSS                 - $m         (227)         (124)

Other Businesses and Corporate comprises Finance, BP Solarex, the group's coal asset, interest income and costs relating to corporate activities worldwide. Replacement cost operating loss for the first quarter was $211 million, after adjusting for a special charge of $16 million.

EXCEPTIONAL ITEMS

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999

Profit (loss) on sale of fixed assets and businesses - $m    (157)           97
and termination of operations
Restructuring costs                                  - $m       -        (1,155)
Taxation credit                                      - $m      33           198
                                                            _____         _____
EXCEPTIONAL ITEMS AFTER TAXATION                             (124)         (860)

For further information on exceptional items see Note 7 of Notes to Consolidated
Financial Statements.

Exceptional items for the first three months of 2000 include the subvention of Singapore Aromatics Company bank loans of $210 million.

OUTLOOK

Crude oil prices have responded to increased OPEC production; they are expected to remain broadly in the current trading range though volatile.

Natural gas prices are expected to remain strong over the year and remain above the historical trading range.

Downstream, marketing margins are expected to stabilize after the recent increase and subsequent fall in oil prices. Refining margins are expected to be similar to those of the first quarter of 2000 but to show considerable volatility.

In Chemicals, margins in some businesses - particularly the commodity products - should strengthen as oil prices stabilize, assuming continuation of firm demand. However, continuing weakness of the euro, together with increasing industry capacity, may somewhat limit the extent of any recovery.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS - CONTINUED

THE COMBINATION OF BP AMOCO AND ARCO

On April 13, 2000 BP Amoco, ExxonMobil Corporation (ExxonMobil), Atlantic Richfield Company (ARCO) and Phillips Petroleum Company (Phillips) announced that they had reached an agreement (the agreement) to resolve outstanding issues relating to the ownership and operation of the Prudhoe Bay Unit (PBU) and the Point Thomson Unit (PTU) in Alaska.

The agreement will align the respective equity interests of BP Exploration (Alaska), ExxonMobil and Phillips (as the purchaser of ARCO's Alaskan businesses) in the Prudhoe Bay Unit, and provides for a single operator at the PBU.

The aligned oil and gas interests among the major owners will be 26.7 per cent for BP Exploration (Alaska), 36.8 per cent for ExxonMobil and 36.5 per cent for Phillips. BP Exploration (Alaska), current operator of the Western Operating Area in the Prudhoe Bay Unit, will become the single operator. ExxonMobil and BP Exploration (Alaska) Inc. have also agreed to work towards alignment in the Point Thomson field area with respective interests of 45 per cent for BP Exploration and 55 per cent for Exxon.

In addition, the agreement resolved the issues that had resulted in the Complaint filed by ExxonMobil in State Court, Los Angeles seeking to prevent the sale of ARCO's Alaskan businesses to Phillips discussed below.

Also on April 13, 2000 BP Amoco and ARCO announced that they had received clearance from the FTC for the combination of the two companies and the combination was completed on April 18, 2000.

SALE OF ALASKAN BUSINESSES

On March 15, 2000 ARCO entered into an agreement to sell its Alaskan businesses to Phillips for approximately $6.5 billion cash subject to purchase price adjustments (and up to an additional $500 million based on the prices realized on production subsequent to December 31, 1999). Under the purchase and sale agreement, which was amended on April 6, 2000, ARCO agreed to sell all of the outstanding shares of ARCO Alaska Inc., together with certain other subsidiaries of ARCO engaged principally in the operation of ARCO's Alaskan businesses, along with certain pipeline and marine assets associated with the transport of Alaskan crude oil. The major portion of the sale closed on April 26, 2000. The remainder of the assets are expected to be transferred upon receipt of government approvals.

SUBSEQUENT EVENTS

REGULATORY CLEARANCE FOR RECOMMENDED CASH OFFER FOR BURMAH CASTROL

On May 19, 2000 BP Amoco announced that it had received unconditional regulatory clearance from the European Commission's Merger Task Force for its proposed acquisition of Burmah Castrol plc. This clearance from the European Commission, in conjunction with that from the Federal Trade Commission received on April 7, 2000, satisfies the pre-conditions to the making of the recommended cash offer. The offer documents for Burmah Castrol shareholders are currently being prepared.

AGREED OFFER TO PURCHASE MINORITY INTEREST IN VASTAR RESOURCES INC.

On May 24, 2000 BP Amoco announced that it had entered into a merger agreement with Vastar Resources, Inc. (Vastar) which provides for the acquisition by BP Amoco of Vastar's publicly-held minority stockholding at a price of $83 a share.

The agreement is the outcome of negotiations between BP Amoco and Vastar's special committee which followed BP Amoco's announcement on March 16, 2000 of its intention to make an offer of $71 a share for the Vastar minority. The merger has been approved by the Vastar board, including all the members of the special committee.

Through its combination with Atlantic Richfield Company (ARCO), BP Amoco already owns some 81.9 per cent of Vastar. The acquisition of the outstanding minority under the terms of the merger agreement would allow the integration of Vastar with BP Amoco's own operations.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS - CONCLUDED

AGREED OFFER TO PURCHASE MINORITY INTEREST IN VASTAR RESOURCES INC.(CONTINUED)

The acquisition is structured as a merger of a wholly-owned indirect subsidiary of BP Amoco into Vastar and will not involve a tender offer. The merger is contingent on the approval by the holders of at least two-thirds of the Vastar shares not held by BP Amoco at a meeting scheduled for the summer of 2000. A proxy statement is currently being prepared.

AGREEMENT TO ACQUIRE BAYER AG'S SHAREHOLDING IN ERDOELCHEMIE

On May 26, 2000 BP Amoco announced that it had reached a common understanding in principle with Bayer AG (Bayer) that Deutsche BP AG, a BP Amoco Group company, will acquire Bayer's 50 per cent shareholding in their petrochemicals joint venture, Erdoelchemie.

Final agreement will be subject to approval by European regulatory authorities and the management boards of both companies.

At this stage it is anticipated that the final agreement will be completed early in 2001, after which full ownership and control of Erdoelchemie and its petrochemical manufacturing site near Cologne, Germany, would transfer to Deutsche BP AG.

FORWARD-LOOKING STATEMENTS

The foregoing discussion, in particular the statements under `Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production, price, margin and currency exchange rates are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions. Additional information, including information on factors which may affect BP Amoco's business, is contained in BP Amoco's Annual Report and Accounts for 1999 and in the Annual Report on Form 20-F for 1999 filed with the US Securities and Exchange Commission.

2000 DIVIDENDS

On May 9, 1999, BP Amoco p.l.c. announced a first quarterly dividend for 2000 of 5 cents per Ordinary Share of 25c (Ordinary Shares), representing $0.30 per American Depositary Share (ADS) amounting to $1,133 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of Ordinary Shares is May 19, 2000, with payment to be made on June 12, 2000.

The dividend payable on June 12, 2000 entitles qualifying ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.033) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.300, a gross dividend for tax purposes of $0.333 and a potential tax credit of $0.033 per ADS.

A Dividend Reinvestment Plan was introduced with effect from the fourth quarterly dividend in respect of 1998, whereby holders of Ordinary Shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

A dividend reinvestment facility is, however, available for holders of ADRs through the Direct Access Plan of Morgan Guaranty Trust Company of New York.

Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on June 12, 2000.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
                                                        except per share amounts

Turnover - Note 2                                          33,091        17,984
Less: joint ventures                                        5,380         3,342
                                                          -------       -------
Group turnover                                             27,711        14,642

Replacement cost of sales                                  22,166        11,911
Production taxes - Note 3                                     498           142
                                                          -------       -------
Gross profit                                                5,047         2,589
Distribution and administration expenses                    1,379         1,536
Exploration expense - Note 4                                  131           172
                                                          -------       -------
                                                            3,537           881
Other income                                                   84           105
                                                          -------       -------
Group replacement cost operating profit                     3,621           986
Share of profits of joint ventures                            169           131
Share of profits of associated undertakings                   171           129
                                                          -------       -------
Total replacement cost operating profit - Notes 5 and 6     3,961         1,246
(Loss) profit on sale of fixed assets and businesses
- Note 7                                                     (157)           97
Restructuring costs - Note 7                                    -        (1,155)
                                                          -------       -------
Replacement cost profit before interest and tax - Note 5    3,804           188
Inventory holding gains (losses) - Note 8                     532             7
                                                          -------       -------
Historical cost profit before interest and tax              4,336           195
Interest expense - Note 9                                     296           304
                                                          -------       -------
Profit before taxation                                      4,040          (109)
Taxation - Note 10                                            887            56
                                                          -------       -------
Profit after taxation                                       3,153          (165)
Minority shareholders' interest                                68            11
                                                          -------       -------
Profit for the period                                       3,085          (176)
                                                          =======       =======
Earnings per Ordinary Share - cents (a)
   Basic                                                    15.88         (0.91)
   Diluted                                                  15.77         (0.91)
                                                          -------       -------
Earnings per American depositary share - cents (a)
   Basic                                                    95.28         (5.46)
   Diluted                                                  94.62         (5.46)
                                                          -------       -------
Average number of outstanding Ordinary Shares (millions)(b)19,427       19,338
                                                          =======       =======

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

(b)  Average number of shares reflects the share split of October 4, 1999.

 Page 12
                      BP AMOCO P.L.C. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

                                  MARCH 31, 2000           DECEMBER 31, 1999
                                    (UNAUDITED)
                                                  ($ million)
Fixed assets
  Intangible assets                        3,320                       3,344
  Tangible assets                         51,939                      52,631
  Investments                             10,840                      10,109
                                        --------                    --------
                                          66,099                      66,084
Current assets

  Inventories                      5,321                       5,124
  Receivables                     17,950                      16,802
  Investments                        274                         220
  Cash at bank and in hand           462                       1,331
                                --------                    --------
                                  24,007                      23,477
                                --------                    --------

Current  liabilities - falling due
within one year
  Finance debt                     4,612                       4,900
  Accounts   payable  and         18,030                      18,375
  accrued liabilities
                                --------                    --------
                                  22,642                      23,275
                                --------                    --------

Net current assets                         1,365                         202
                                        --------                    --------
TOTAL ASSETS LESS CURRENT LIABILITIES     67,464                      66,286
LIABILITIES

Noncurrent liabilities

  Finance debt                     9,745                       9,644
  Accounts   payable  and
  accrued liabilities              2,057                       2,245

  Provisions for  liabilities
  and charges                      9,763                      10,055
                                --------                    --------
                                          21,565                      21,944
                                        --------                    --------
NET ASSETS                                45,899                      44,342
Minority shareholders' interest            1,126                       1,061
                                        --------                    --------
BP  AMOCO  SHAREHOLDERS'  INTEREST (a)    44,773                      43,281
- Note 12                               ========                    ========


REPRESENTED BY:

Capital shares

  Preference                                  21                          21
  Ordinary                                 4,874                       4,871
Paid-in surplus                            3,716                       3,684
Retained earnings                         35,465                      34,008
Merger reserve                               697                         697
                                        --------                    --------
                                          44,773                      43,281
                                        ========                    ========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 13.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASHFLOWS

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
NET CASH INFLOW FROM OPERATING ACTIVITIES                   2,764           829
                                                          -------       -------
DIVIDENDS FROM JOINT VENTURES                                 195           212
                                                          -------       -------
DIVIDENDS FROM ASSOCIATED UNDERTAKINGS                         31            45
                                                          -------       -------
SERVICING OF FINANCE AND RETURNS ON INVESTMENTS
Interest received                                              35            32
Interest paid                                                (224)         (281)
Dividends received                                              1             7
Dividends paid to minority shareholders                        (2)          (65)
                                                          -------       -------
NET CASH OUTFLOW FROM SERVICING OF FINANCE
AND RETURNS ON INVESTMENTS                                   (190)         (307)
                                                          -------       -------
TAXATION
UK corporation tax                                           (200)          (72)
Overseas tax                                                 (337)           27
                                                          -------       -------
TAX PAID                                                     (537)          (45)
                                                          -------       -------
CAPITAL EXPENDITURE
Payments for fixed assets                                  (1,421)       (1,515)
Proceeds from the sale of fixed assets                        406            87
                                                          -------       -------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                   (1,015)       (1,428)
                                                          -------       -------
ACQUISITIONS AND DISPOSALS
Investments in associated undertakings                       (197)          (88)
Acquisitions                                                 (869)            -
Net investment in joint ventures                               (2)         (200)
Proceeds from the sale of businesses                           25            92
                                                          -------       -------
NET CASH (OUTFLOW) INFLOW FOR ACQUISITIONS AND DISPOSALS   (1,043)         (196)
                                                          -------       -------
EQUITY DIVIDENDS PAID                                        (971)         (263)
                                                          -------       -------
NET CASH INFLOW (OUTFLOW)                                    (766)       (1,153)
                                                          =======       =======

Financing (Note 11)                                            77          (829)
Management of liquid resources                                 20          (161)
Increase (decrease) in cash                                  (863)         (163)
                                                          -------       -------
                                                             (766)       (1,153)
                                                          =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 13.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
               CONSOLIDATED STATEMENT OF CASHFLOWS - CONTINUED

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
RECONCILIATION OF HISTORICAL COST PROFIT BEFORE INTEREST
AND TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES
Historical cost profit before interest and tax              4,336           195
Depreciation and amounts provided                           1,195         1,244
Exploration expenditure written off                            66            84
Share of profits of joint ventures and
associated undertakings +                                    (453)         (356)
Interest and other income                                     (47)          (52)
Profit (loss) on sale of fixed assets and businesses          171           (58)
Charge for provisions                                         155           449
Utilization of provisions                                    (204)          (95)
Decrease (increase) in stocks                                (255)           (1)
Decrease (increase) in debtors                             (1,140)       (1,014)
(Increase) decrease in creditors                           (1,060)          433
                                                          -------       -------
NET CASH INFLOW FROM OPERATING ACTIVITIES                   2,764           829
                                                          =======       =======
FINANCING
Long-term borrowing                                          (312)          (50)
Repayments of long-term borrowing                              93           793
Short-term borrowing                                         (623)       (2,192)
Repayments of short-term borrowing                            950           721
                                                          -------       -------
                                                              108          (728)
Issue of ordinary share capital                               (31)         (101)
                                                          -------       -------
Net cash outflow (inflow) from financing                       77          (829)
                                                          =======       =======
---------------
+  Includes the following amounts of depreciation
   for the BP/Mobil European JV                               77             78
                                                         =======        =======

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 13.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                     CAPITAL EXPENDITURE AND ACQUISITIONS

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
BY BUSINESS

EXPLORATION AND PRODUCTION
   UK                                                         163           244
   Rest of Europe                                              24             8
   USA                                                        381           362
   Rest of World                                              295           320
                                                          -------       -------
                                                              863           934
                                                          -------       -------
GAS AND POWER
   UK                                                           2             -
   Rest of Europe                                               1             -
   USA                                                          -             -
   Rest of World                                                4             -
                                                          -------       -------
                                                                7             -
                                                          -------       -------
REFINING AND MARKETING
   UK                                                         889            34
   Rest of Europe                                              44            80
   USA                                                         77           154
   Rest of World                                               92            48
                                                          -------       -------
                                                            1,102           316
                                                          -------       -------
CHEMICALS
   UK                                                         152            60
   Rest of Europe                                              33            61
   USA                                                         39            63
   Rest of World                                              267            25
                                                          -------       -------
                                                              491           209
                                                          -------       -------
OTHER BUSINESSES AND CORPORATE                                 53            25
                                                          -------       -------
                                                            2,516         1,484
                                                          =======       =======
BY GEOGRAPICAL AREA
   UK                                                       1,248           344
   Rest of Europe                                             106           151
   USA                                                        497           595
   Rest of World                                              665           394
                                                          -------       -------
                                                            2,516         1,484
                                                          =======       =======
Includes the following amounts for the BP/Mobil
European joint venture                                         55           107
                                                          =======       =======
US DOLLAR/STERLING EXCHANGE RATES
Average rates for the period                                 1.60          1.63
Period-end rates                                             1.59          1.61
                                                          =======       =======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                            OPERATING INFORMATION

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
CRUDE OIL AND NATURAL GAS LIQUIDS PRODUCTION
(THOUSAND BARRELS PER DAY), (NET OF ROYALTIES)
   UK                                                         581           586
   Rest of Europe                                              91           107
   USA                                                        794           814
   Rest of World                                              515           592
                                                          -------       -------
TOTAL CRUDE OIL AND LIQUIDS PRODUCTION                      1,981         2,099
                                                          =======       =======
NATURAL GAS PRODUCTION (MILLION CUBIC FEET PER DAY)
   UK                                                       1,746         1,490
   Rest of Europe                                             184           243
   USA                                                      2,256         2,433
   Rest of World                                            2,123         1,906
                                                          -------       -------
TOTAL NATURAL GAS PRODUCTION                                6,309         6,072
                                                          =======       =======
REFINERY THROUGHPUTS (THOUSAND BARRELS PER DAY)
   UK                                                         281           273
   Rest of Europe                                             518           563
   USA                                                      1,290         1,276
   Rest of World                                              349           382
                                                          -------       -------
TOTAL REFINERY THROUGHPUT                                   2,438         2,494
                                                          =======       =======
OIL SALES VOLUMES (THOUSAND BARRELS PER DAY)
REFINED PRODUCTS
   UK                                                         224           240
   Rest of Europe                                             766           785
   USA                                                      1,472         1,458
   Rest of World                                              650           658
                                                          -------       -------
   Total marketing sales                                    3,112         3,141
   Trading/supply sales                                     1,621         1,776
                                                          -------       -------
   TOTAL REFINED PRODUCT SALES                              4,733         4,917
CRUDE OIL                                                   6,496         3,947
                                                          -------       -------
TOTAL OIL SALES                                            11,229         8,864
                                                           =======      =======
CHEMICALS PRODUCTION+ (THOUSAND TONNES)
   UK                                                         867           975
   Rest of Europe                                           1,640         1,409
   USA                                                      2,619         2,299
   Rest of World                                              577           460
                                                          -------       -------
TOTAL PRODUCTION                                            5,703         5,143
                                                          =======       =======

*    Crude oil and natural gas liquids
+ Includes BP Amoco share of associated undertakings and other interests in production.

Page 17
                       BP AMOCO P.L.C. AND SUBSIDIARIES
                           ENVIRONMENTAL INDICATORS

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
AVERAGE OIL REALIZATIONS - $/BBL*
   UK                                                      26.23          11.05
   USA                                                     24.52           9.86
   Rest of World                                           26.26          10.45
   BP Amoco average                                        25.59          10.45
AVERAGE NATURAL GAS REALIZATIONS - $/MCF
   UK                                                       2.23           2.31
   USA                                                      2.34           1.59
   Rest of World                                            1.90           1.61
   BP Amoco average                                         2.18           1.80
HENRY HUB GAS PRICE ($/MCF)                                 2.52           1.75
BP AMOCO INDICATIVE GLOBAL REFINING MARGINS - $/BBL
   UK                                                       2.42           0.68
   USA                                                      2.68           0.80
   Rest of World                                            2.04           1.19
   BP Amoco average                                         2.45           0.82

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                      SPECIAL ITEMS BY SEGMENT (PRE-TAX)

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
   EXPLORATION AND PRODUCTION
   UK                                                           -            32
   Rest of Europe                                               -             2
   USA                                                          -            48
   Rest of World                                               24             4
                                                          -------       -------
                                                               24            86
                                                          -------       -------
   GAS AND POWER
   UK                                                           -             -
   Rest of Europe                                               -             -
   USA                                                          -             -
   Rest of World                                                -             -
                                                          -------       -------
                                                                -             -
                                                          -------       -------
   REFINING AND MARKETING
   UK                                                           -            13
   Rest of Europe                                               -             -
   USA                                                          -             4
   Rest of World                                                -             -
                                                          -------       -------
                                                                -            17
                                                          -------       -------
   CHEMICALS
   UK                                                           -             2
   Rest of Europe                                               -             4
   USA                                                          -             4
   Rest of World                                                -             1
                                                          -------       -------
                                                                -            11
                                                          -------       -------
   OTHER BUSINESSES AND CORPORATE
   UK                                                           -             -
   Rest of Europe                                               -             -
   USA                                                         16             -
   Rest of World                                                -             -
                                                          -------       -------
                                                               16             -
                                                          =======       =======
   BOND REDEMPTION CHARGES                                      -             -
                                                          -------       -------
   TOTAL                                                       40           114
                                                          =======       =======

                       BP AMOCO P.L.C. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 1999 included in BP Amoco's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
2. TURNOVER
   BY BUSINESS
   Exploration and Production                               6,504         3,470
   Gas and Power                                            2,173         1,216
   Refining and Marketing                                  20,778        10,167
   Chemicals                                                2,781         2,123
   Other businesses and corporate                              41            30
                                                          -------       -------
                                                           32,277        17,006
   Less: Sales between businesses                           4,566         2,364
                                                          -------       -------
   GROUP EXCLUDING JOINT VENTURES                          27,711        14,642
   Sales of joint ventures                                  5,380         3,342
                                                          -------       -------
                                                           33,091        17,984
                                                          =======       =======
   BY GEOGRAPHICAL AREA
   UK                                                      10,350         4,795
   Rest of Europe                                           1,874         1,190
   USA                                                     12,973         6,630
   Rest of World                                            6,360         3,454
                                                          -------       -------
                                                           31,557        16,069
   Less: Sales between areas                                3,846         1,427
                                                          -------       -------
GROUP EXCLUDING JOINT VENTURES                             27,711        14,642
                                                          =======       =======
   Sales of joint ventures
   UK                                                       1,360           747
   Rest of Europe                                           5,007         2,989
   USA                                                          -            24
   Rest of World                                              121            60
                                                          -------       -------
                                                            6,488         3,820
   Less: Sales between areas                                1,108           478
                                                          -------       -------
                                                            5,380         3,342
                                                          =======       =======
3. PRODUCTION TAXES
   UK petroleum revenue tax                                   190            33
   Overseas production taxes                                  308           109
                                                          -------       -------
                                                              498           142
                                                          =======       =======
4. EXPLORATION EXPENSE
   Exploration and Production
      UK                                                        8            13
      Rest of Europe                                            4            24
      USA                                                      35            20
      Rest of World                                            84           115
                                                          -------       -------
                                                              131           172
                                                          =======       =======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

5. REPLACEMENT COST PROFIT

   Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 8 of BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999.

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
6. TOTAL REPLACEMENT COST OPERATING PROFIT
   BY BUSINESS
   EXPLORATION AND PRODUCTION
   UK                                                      1,088            318
   Rest of Europe                                            188             75
   USA                                                     1,191            192
   Rest of World                                             736            165
                                                         -------        -------
                                                           3,203            750
                                                         -------        -------
   GAS AND POWER
   UK                                                         (5)             5
   Rest of Europe                                             55             52
   USA                                                        (1)             4
   Rest of World                                               3              7
                                                         -------        -------
                                                              52             68
                                                         -------        -------
   REFINING AND MARKETING
   UK                                                         33            (22)
   Rest of Europe                                             36            100
   USA                                                       424            113
   Rest of World                                             181            155
                                                         -------        -------
                                                             674            346
                                                         -------        -------
   CHEMICALS
   UK                                                        (31)            42
   Rest of Europe                                             78             61
   USA                                                       168            107
   Rest of World                                              44             (4)
                                                         -------        -------
                                                             259            206
                                                         -------        -------
   OTHER BUSINESSES AND CORPORATE                           (227)          (124)
                                                         -------        -------
                                                           3,961          1,246
                                                         =======        =======
   BY GEOGRAPHICAL AREA
   UK                                                        974            347
   Rest of Europe                                            366            282
   USA                                                     1,652            288
   Rest of World                                             969            329
                                                         -------        -------
                                                           3,961          1,246
                                                         =======        =======
   Includes the following amounts for joint ventures
   and associated undertakings                               340            260
                                                         =======        =======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
7. ANALYSIS OF EXCEPTIONAL ITEMS
   PROFIT (LOSS) ON SALE OF FIXED ASSETS
   AND BUSINESSES
   Exploration and Production                                 38             (9)
   Gas and Power                                               -              -
   Refining and Marketing                                     19             44
   Chemicals                                                (210)            62
   Other businesses and corporate                             (4)             -
                                                         -------        -------
                                                            (157)            97
   Restructuring costs                                         -         (1,155)
                                                         -------        -------
   TOTAL EXCEPTIONAL ITEMS BEFORE TAXATION                  (157)        (1,058)
                                                         -------        -------
   Includes the following amounts for joint ventures
   and associated undertakings                                14             39
                                                         =======        =======

   During the year  ended  December  31,  1999 BP Amoco  recognized  exceptional charges before tax of $1,943 million for restructuring costs. The restructuring costs arose from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the Group's US operations. The main areas of activity were the elimination of duplication in the former BP and Amoco operations and ongoing restructuring to adapt to the changing business environment, and some further outsourcing. The major elements of the restructuring charges comprised employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). Also included in the restructuring charges were office closure costs, contract termination payments and asset write-offs. The cash outflow for these restructuring charges during 1999 was $976 million. During the first three months of 2000 the cash outflow for restructuring charges totalled $152 million.

   During 1999, some 16,000 employees left the Group through severance or outsourcing arrangements. Of these, some 13,000 were based in the USA. The reductions arose mainly in Houston, Texas; Chicago, Illinois; and Cleveland and Warrensville, Ohio. Approximately 4,000 more employees had received notification of the termination of their employment by the end of 1999 and are expected to leave the Group in 2000. In the three months ended March 31, 2000 some 1,100 employees left the Group.

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
8. INVENTORY HOLDING GAINS (LOSSES)
   Exploration and Production                                   1           (11)
   Gas and Power                                                5             -
   Refining and Marketing                                     463            45
   Chemicals                                                   63           (27)
                                                          -------       -------
                                                              532             7
                                                          =======       =======
   Includes the following amounts for joint ventures
   and associated undertakings                                 99            57
                                                          =======       =======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
9. INTEREST EXPENSE
   Group interest payable                                     231           236
   Capitalized                                                (15)          (15)
                                                          -------       -------
                                                              216           221
   Joint ventures                                              14            16
   Associated undertakings                                     30            37
   Unwinding of discount on provisions                         36            30
                                                          -------       -------
                                                              296           304
                                                          =======       =======
10.CHARGE FOR TAXATION
   United Kingdom                                             317            88
   Overseas                                                   570           (32)
                                                          -------       -------
                                                              887            56
                                                           =======       =======
   Includes the following amounts for joint ventures
   and associated undertakings                                 52            24
                                                           =======       =======

11.ANALYSIS OF CHANGES IN NET DEBT
   OPENING BALANCE
   Finance debt                                            14,544        13,755
   Less:    Cash                                            1,331           405
            Current asset investments                         220           470
                                                          -------       -------
   Opening net debt                                        12,993        12,880
                                                          -------       -------
   CLOSING BALANCE
   Finance debt                                            14,357        14,510
   Less:    Cash                                              462           270
            Current asset investments                         274           305
                                                          -------       -------
   Closing net debt                                        13,621        13,935
                                                          -------       -------
   INCREASE (DECREASE) IN NET DEBT                           (628)       (1,055)
                                                           =======       =======
   Movement in cash/bank overdrafts                          (863)         (163)
   Increase (decrease) in current asset investments            20          (161)
   Net cash outflow (inflow) from financing
   (excluding share capital)                                  108          (728)
   Other movements                                             56          -
                                                          -------       -------
   Movements in net debt before exchange effects             (679)       (1,052)
   Exchange adjustments                                        51            (3)
                                                          -------       -------
   DECREASE (INCREASE) IN NET DEBT                           (628)       (1,055)
                                                          =======       =======

12.MOVEMENT IN BP AMOCO SHAREHOLDERS' INTEREST                        $ MILLION
                                                                     (UNAUDITED)

   BALANCE AT DECEMBER 31, 1999                                          43,281
   Profit for the period                                                  3,085
   Distribution to shareholders                                          (1,133)
   Currency translation differences                                        (495)
   Employee share schemes                                                    35
                                                                        -------
   BALANCE AT MARCH 31, 2000                                             44,773
                                                                        =======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

13.   US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   The following is a summary of the adjustments to profit for the period and to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

   PROFIT FOR THE PERIOD                                     THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
   Profit as reported in the consolidated                   3,085          (176)
   statement of income

   Adjustments
   Depreciation charge                                        (19)          (10)
   Decommissioning and environmental expense                  (68)          (42)
   Onerous property leases                                     (7)          156
   Interest expense                                            36            30
   Deferred taxation                                         (514)           38
   Other                                                       15             5
                                                          -------       -------
                                                             (557)          177
                                                          -------       -------
   Profit for the period as adjusted to accord              2,528             1
   with US GAAP                                           =======       =======

   Profit for the period as adjusted:
   Per Ordinary Share - cents
     Basic                                                  13.01          0.00
     Diluted                                                12.92          0.00
                                                          =======       =======
   Per American Depositary Share - cents (a)
     Basic                                                  78.06          0.00
     Diluted                                                77.52          0.00
                                                          =======       =======


   BP AMOCO SHAREHOLDERS' INTEREST       MARCH 31, 2000     DECEMBER 31, 1999(b)
                                           (UNAUDITED)
                                                        ($ million)
   BP Amoco shareholders' interest as
   reported in the consolidated balance sheet   44,773                 43,281

   Adjustments:
     Fixed assets                                1,215                  1,237
     Ordinary shares held for future              (404)                  (456)
     awards to employees
     Sale and leaseback of Chicago                (413)                  (413)
     building

     Decommissioning and environmental            (532)                  (499)
     provisions
     Onerous property leases                       134                    139
     Deferred taxation                          (6,626)                (6,082)
     Quarterly dividend                          1,133                    972
     Pension liability adjustment                 (144)                  (144)
     Other                                        (177)                  (197)
                                               -------                -------
                                                (5,814)                (5,443)
                                               -------                -------
   BP Amoco shareholders' interest as
   adjusted to accord with US GAAP              38,959                 37,838
                                                ======                 ======
---------------

(a)  One American Depositary share is equivalent to six Ordinary Shares.

(b) As reported in Note 44 of Notes to Financial Statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

13.  US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
OPERATING ACTIVITIES
   Profit after taxation                                    3,153          (165)
   ADJUSTMENTS TO RECONCILE PROFITS AFTER TAX TO
   NET CASH PROVIDED BY OPERATING ACTIVITIES
   Depreciation and amounts provided                        1,195         1,244
   Exploration expense                                         66            84
   Share of (profit) loss of joint ventures and
   associates less dividends received                        (227)          (99)
   Profit (loss) on sale of businesses and                    171           (58)
   fixed assets
   Working capital movement (see analysis below)           (2,028)         (875)
   Other                                                      (55)          435
                                                          -------       -------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                2,275           566
                                                          -------       -------
   INVESTING ACTIVITIES
   Capital expenditures                                    (1,418)       (1,284)
   Acquisitions, net of cash acquired                        (869)            -
   Investment in associated undertakings                     (197)          (88)
   Net investment in joint ventures                            (2)         (200)
   Proceeds from disposal of assets                           431           179
                                                          -------       -------
   NET CASH USED IN INVESTING ACTIVITIES                   (2,055)       (1,393)
                                                          -------       -------
   FINANCING ACTIVITIES
   Proceeds from shares issued                                 31           101
   Proceeds from long-term financing                          312            50
   Repayments of long-term financing                          (93)         (793)
   Net increase (decrease) in short-term debt                (327)        1,471
   Dividends paid -  BP Amoco                                (971)         (263)
                  -  Minority shareholders                     (2)          (65)
                                                          -------       -------
   NET CASH USED IN FINANCING ACTIVITIES                   (1,050)          501
                                                          -------       -------
   Currency translation differences relating to
   cash and cash equivalents                                   (4)           25
                                                          -------       -------
   (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS          (834)         (301)
                                                          -------       -------
   Cash and cash equivalents at beginning of period         1,455           794
                                                          -------       -------
   Cash and cash equivalents at end of period                 621           493
                                                          -------       -------
   ANALYSIS OF WORKING CAPITAL MOVEMENT
   Increase in inventories                                   (255)           (1)
   Increase in receivables                                 (1,180)         (683)
   Decrease in current liabilities (excluding                (593)         (191)
   finance debt)
                                                          -------       -------
   TOTAL WORKING CAPITAL                                   (2,028)         (875)
                                                          =======       =======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

13.US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

   EARNINGS PER SHARE

   Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                              (shares million)
   Weighted average number of ordinary shares              19,427        19,338
   Ordinary shares issuable under employee                    136           104
   share schemes                                          -------       -------
                                                           19,563        19,442
                                                          =======       =======

   COMPREHENSIVE INCOME

   The components of comprehensive income, net of related tax are as follows:

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
   Profit for the period as adjusted to accord              2,528             1
   with US GAAP
   Currency translation differences                          (495)         (806)
   Pension liability                                            -             -
                                                          -------       -------
   Comprehensive income                                     2,033          (805)
                                                          =======       =======

   Accumulated other comprehensive income at March 31, 2000 and December 31, 1999 was $(2,013) million and $(1,518) million, respectively.

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

13.US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

   ACCOUNTING FOR ASSOCIATED UNDERTAKINGS AND JOINT VENTURES

   Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures' (`FRS9'), the Company includes its share of the results of associated undertakings and joint ventures (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                            THREE MONTHS ENDED MARCH 31, 2000
                                                         (UNAUDITED)
                                         ---------------------------------------
                                               AS                        US GAAP
                                         REPORTED RECLASSIFICATION  PRESENTATION
                                         ---------------------------------------
                                                       ($ million)
   CONSOLIDATED STATEMENT OF INCOME
   Other income                                84              357          441
   Share of profits of JVs and                340             (340)           -
   associated undertakings
   Exceptional items before taxation         (157)             (14)        (171)
   Inventory holding gains (losses)           532              (99)         433
   Interest expense                           296              (44)         252
   Taxation                                   887              (52)         835
   Profit for the period                    3,085                -        3,085


                                            THREE MONTHS ENDED MARCH 31, 1999
                                                         (UNAUDITED)
                                         ---------------------------------------
                                               AS                        US GAAP
                                         REPORTED RECLASSIFICATION  PRESENTATION
                                         ---------------------------------------
                                                       ($ million)
   CONSOLIDATED STATEMENT OF INCOME
   Other income                               105              279          384
   Share of profits of JVs and                260             (260)           -
   associated undertakings
   Exceptional items before taxation       (1,058)             (39)      (1,097)
   Inventory holding gains (losses)             7              (57)         (50)
   Interest expense                           304              (53)         251
   Taxation                                    56              (24)          32
   Profit for the period                     (176)               -         (176)

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

13.US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONCLUDED

   IMPACT OF NEW ACCOUNTING STANDARDS

   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The effective date of this standard was delayed for one year, to accounting periods beginning after June 15, 2000, by Statement of Financial Accounting Standards No.137, `Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No.133', issued in June 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

14.COMPARATIVE INFORMATION RELATING TO THE EXPLORATION AND PRODUCTION AND
   GAS AND POWER BUSINESSES.

   Following the creation of the Gas and Power business, which is reported separately from January 1, 2000, the comparative figures for 1999 have been restated. The following information reflects that restatement.

                                                                          YEAR
                                             THREE MONTHS ENDED           ENDED
                                     ---------------------------------   -------
                                     MAR 31,  JUN 30,  SEP 30,  DEC 31,  DEC 31,
                                       1999     1999     1999     1999     1999
                                     ---------------------------------   -------
                                                  $ MILLION

   REPLACEMENT COST OPERATING PROFIT
   PREVIOUSLY REPORTED EXPLORATION &
   PRODUCTION TOTAL                    818     1,503    2,240    2,633    7,194
                                     =================================   ======
   RESTATED AS:
   EXPLORATION AND PRODUCTION
     UK                                318       458      673      861    2,310
     Rest of Europe                     75        74      163      175      487
     USA                               192       425      597      922    2,136
     Rest of World                     165       508      750      627    2,050
                                     ---------------------------------   -------
                                       750     1,465    2,183    2,585    6,983
                                     =================================   ======
   GAS AND POWER
     UK                                  5         3        4        2       14
     Rest of Europe                     52        29       44       46      171
     USA                                 4         2        3       (2)       7
     Rest of World                       7         4        6        2       19
                                     ---------------------------------   -------
                                        68        38       57       48      211
                                     =================================   ======
   TURNOVER
   BY BUSINESS
     Exploration and Production      3,470     4,355    5,678    5,630   19,133
     Gas and Power                   1,216     1,153    1,359    1,595    5,323
     Refining and Marketing         10,167    13,988   16,697   22,041   62,893
     Chemicals                       2,123     2,248    2,297    2,724    9,392
     Other businesses and corporate     30        45       39       84      198
                                     ---------------------------------   -------
                                    17,006    21,789   26,070   32,074   96,939
     Less: sales between businesses  2,364     2,773    4,112    4,124   13,373
                                     ---------------------------------   -------
     Group excluding JVs            14,642    19,016   21,958   27,950   83,566
     Sales of joint ventures         3,342     3,923    4,707    5,642   17,614
                                     ---------------------------------   -------
                                    17,984    22,939   26,665   33,592  101,180
                                     =================================   ======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONCLUDED

14.COMPARATIVE INFORMATION RELATING TO THE EXPLORATION AND PRODUCTION AND
   GAS AND POWER BUSINESSES.  (CONTINUED)

                                                                          YEAR
                                             THREE MONTHS ENDED           ENDED
                                     ---------------------------------   -------
                                     MAR 31,  JUN 30,  SEP 30,  DEC 31,  DEC 31,
                                       1999     1999     1999     1999     1999
                                     ---------------------------------   -------
                                                  $ MILLION

   EXCEPTIONAL ITEMS

   PREVIOUSLY REPORTED EXPLORATION &
   PRODUCTION TOTAL                      (9)       8     (419)     (91)    (511)
                                     =================================   ======
   RESTATED AS:
     Exploration and Production          (9)       8     (419)    (105)    (525)
     Gas and Power                        -        -        -       14       14
                                     =================================   ======

   CAPITAL EXPENDITURE AND ACQUISITIONS
   PREVIOUSLY REPORTED EXPLORATION &
   PRODUCTION TOTAL                     934    1,102      775    1,401    4,212
                                     =================================   ======
   RESTATED AS:
   EXPLORATION AND PRODUCTION
     UK                                 244      203      135      187      769
     Rest of Europe                       8        5       44       37       94
     USA                                362      400      318      793    1,873
     Rest of World                      320      490      277      371    1,458
                                     ---------------------------------   ------
                                        934    1,098      774    1,388    4,194
                                     =================================   ======
   GAS AND POWER
     UK                                   -        -        -        -        -
     Rest of Europe                       -        -        -        3        3
     USA                                  -        3        -        5        8
     Rest of World                        -        1        1        5        7
                                     ---------------------------------   ------
                                          -        4        1       13       18
                                     =================================   ======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                       SUMMARIZED FINANCIAL INFORMATION

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
BP AMERICA INC. (a)
Sales and other operating revenue                           7,321         2,301
Gross profit (b)                                            1,193           274
Profit (loss) for the period (c)                              715          (164)
                                                          =======       =======

                                  MARCH 31, 2000           DECEMBER 31, 1999 (d)
                                    (UNAUDITED)
                                                  ($ million)
Fixed and other assets                   13,823                       13,790
Current assets                            5,558                        5,278
                                         ------                       ------
Total assets                             19,381                       19,068
                                         ======                       ======
Current liabilities                       6,373                        6,283
Noncurrent liabilities                    5,707                        6,199
Shareholders' interest                    7,301                        6,586
                                         ------                       ------
Total liabilities and shareholders'      19,381                       19,068
interest                                 ======                       ======

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
THE STANDARD OIL COMPANY (a)
Sales and other operating revenue                           7,138         2,227
Gross profit (b)                                            1,079           245
Profit (loss) for the period (c)                              715           (16)
                                                          =======       =======


                                  MARCH 31, 2000           DECEMBER 31, 1999 (d)
                                    (UNAUDITED)
                                                  ($ million)
Fixed and other assets                    12,700                     12,584
Current assets                             6,884                      6,664
                                          ------                     ------
Total assets                              19,584                     19,248
                                          ======                     ======
Current liabilities                        4,368                      4,303
Noncurrent liabilities                     4,919                      5,363
Shareholders' interest                    10,297                      9,582
                                          ------                     ------
Total liabilities and shareholders'       19,584                     19,248
interest                                  ======                     ======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                 SUMMARIZED FINANCIAL INFORMATION - CONTINUED

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
BP PIPELINES (ALASKA) INC. (a)
Sales and other operating revenue                             108           125
Gross profit (b)                                               37            45
Profit for the period                                          30            25
                                                          =======       =======


                                  MARCH 31, 2000           DECEMBER 31, 1999 (d)
                                    (UNAUDITED)
                                                  ($ million)
Fixed and other assets                     1,283                       1,290
Current assets                               899                         853
                                          ------                      ------
Total assets                               2,182                       2,143
                                          ======                      ======
Current liabilities                          152                         128
Noncurrent liabilities                       952                         967
Shareholders' interest                     1,078                       1,048
                                          ------                      ------
Total liabilities and shareholders'        2,182                       2,143
interest                                  ======                      ======

                                                             THREE MONTHS ENDED
                                                                   MARCH 31
                                                                  (UNAUDITED)
                                                             2000          1999
                                                                ($ million)
BP EXPLORATION (ALASKA) INC. (a)
Sales and other operating revenue                           4,529          965
Gross profit (b)                                              420          (49)
Profit (loss) for the period (c)                              274         (110)
                                                          =======      =======


                                  MARCH 31, 2000           DECEMBER 31, 1999 (d)
                                    (UNAUDITED)
                                                  ($ million)
Fixed and other assets                    10,367                      10,124
Current assets                             2,733                       3,117
                                          ------                      ------
Total assets                              13,100                      13,241
                                          ======                      ======
Current liabilities                        1,704                       2,119
Noncurrent liabilities                     1,536                       1,536
Shareholders' interest                     9,860                       9,586
                                          ------                      ------
Total liabilities and shareholders'       13,100                      13,241
interest                                  ======                      ======

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                 SUMMARIZED FINANCIAL INFORMATION - CONCLUDED

---------------

(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b   Gross profit  equals  sales and other  operating  revenue  less  associated
     costs,  which  exclude   distribution  and   administration   expenses  and
     exploration expense.

(c) Profit for the three months ended March 31, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring charges of $188 million, $91 million and $31 million, respectively

(d) As reported in the summarized financial statements for the year ended December 31, 1999 included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999.

(e) In April 2000, BP Amoco p.l.c. transferred its 100% ownership of BP Amoco Corporation and Atlantic Richfield Company to BP America Inc. in exchange for 4,385,079 and 2,129,809 additional shares of BP America Inc., respectively. Following the transfer, BP Amoco Corporation and the Atlantic Richfield Company are wholly-owned subsidiaries of BP America Inc.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               BP AMOCO P.L.C.

                                 (REGISTRANT)

DATED: MAY 31, 2000                           /s/ PAULA J CLAYTON
                                              -------------------
                                                  P.J. CLAYTON
                                                  DEPUTY COMPANY SECRETARY

                                                                     Exhibit 1

                       BP AMOCO P.L.C. AND SUBSIDIARIES
                 SUMMARIZED FINANCIAL INFORMATION - CONCLUDED

                                                           THREE MONTHS ENDED
                                                             MARCH 31, 2000
                                                      ($ million, except ratios)

Profit before taxation                                          4,040

Group's share of income in excess of dividends                   (227)
  of joint ventures and associated undertakings

Captalized interest                                               (15)

                                                               ------
Profit as adjusted                                              3,798
                                                               ------

Fixed charges:

   Interest net of interest expense of joint ventures and         216
     associated undertakings and unwinding of discount
   Rental expense representative of interest                       95
   Captalized interest                                             15
                                                               ------
                                                                  326
                                                               ------

Total adjusted earnings available for payment of fixed charges  4,124
                                                               ======

Ratio of earnings to fixed charges                               12.6
                                                               ======

Total adjusted earnings available for payment of fixed          4,081
charges, after taking account of adjustments to profit
before taxation to accord with US GAAP (a)                     ======

Ratio of earnings to fixed charges with adjustments to           12.5
accord with US GAAP                                            ======

---------------

(a)   See Note 13 of Notes to Consolidated Financial Statements.